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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 5 2005 WASH. D.C. 213

SEC FILE NUMBER
8-36893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCC Distributors LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
_____
(No. and Street)

New York_____NY_____10105_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_Colleen Martin_____949/219-2268_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_KPMG LLP_____
                (Name – *if individual, state last, first, middle name*)

355 South Grand Avenue   Los Angeles   CA   90071
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___John Maney___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___OCC Distributors LLC___ , as of ___December 31___, 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

___Chief Financial Officer___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCC DISTRIBUTORS LLC

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6

Supplemental Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

	Page
Schedule 1 – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	8
Schedule 2 – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	9
Schedule 3 – Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	10
Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5	11



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
OCC Distributors LLC:

We have audited the accompanying statement of financial condition of OCC Distributors LLC (the Company) as of December 31, 2004 and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OCC Distributors LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

February 17, 2005

OCC DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	875,929
Distribution fees receivable		31,138
Prepaid expenses		22,008
Total assets	$	929,075

Liabilities and Member's Capital

Payable to affiliates	$	19,087
Accrued expenses and other liabilities		12,076
Total liabilities		31,163
Member's capital		897,912
Total liabilities and member's capital	$	929,075

See accompanying notes to financial statements.

OCC DISTRIBUTORS LLC

Statement of Operations

Year ended December 31, 2004

Revenues:		
Distribution fees	$	117,029
Interest income		8,505
Total revenues		125,534
Expenses:		
Commissions		19,921
Professional fees		17,780
Registration and filing fees		19,348
Other expenses		10,472
Total expenses		67,521
Net income	$	58,013

See accompanying notes to financial statements.

OCC DISTRIBUTORS LLC

Statement of Changes in Member's Capital

Year ended December 31, 2004

Balance at December 31, 2003	$	1,839,899
Net income		58,013
Capital distributions		(1,000,000)
Balance at December 31, 2004	$	897,912

See accompanying notes to financial statements.

OCC DISTRIBUTORS LLC

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:		
Net income	$	58,013
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in:		
Distribution fees receivable		43,544
Prepaid expenses		(593)
Receivable from affiliates		555
Payable to affiliates		12,353
Accrued expenses and other liabilities		5,780
Net cash provided by operating activities		119,652
Cash flows from financing activities:		
Capital distributions		(1,000,000)
Net cash used in financing activities		(1,000,000)
Net decrease in cash and cash equivalents		(880,348)
Cash and cash equivalents at beginning of year		1,756,277
Cash and cash equivalents at end of year	$	875,929

See accompanying notes to financial statements.

(1) Organization and Nature of Business

OCC Distributors LLC (OCC) is a single member limited liability company that is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and wholly owned by Oppenheimer Capital LLC (Opcap). Opcap is wholly owned by Allianz Global Investors L.P. (AllianzGI LP). OCC is a distributor of certain mutual funds for which Opcap and its subsidiaries provide investment management services.

Allianz AG indirectly owns the majority interest of AllianzGI LP. Allianz AG is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

OCC invests certain cash balances in nonaffiliated institutional money market funds. At December 31, 2004, this investment is $556,200. Management considers investments in money market funds to be cash equivalents for purposes of the statement of cash flows. This investment is carried at cost, which approximates market. The Company also maintains cash and cash equivalents in a federally insured banking institution. The account balances at this institution periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(b) Income Taxes

OCC, as a limited liability company, is not subject to federal and state income taxes. Ultimately, the member of the Company is required to include the Company's income or loss on its tax returns. OCC is part of a group of companies that files a consolidated unincorporated business tax (UBT) return for income earned in New York City. For the year ended December 31, 2004, UBT expense of $2,579 was allocated to OCC.

(c) Distribution Fees

Distribution fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(d) Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(Continued)

(e) Fair Value of Financial Instruments

The carrying value of OCC's financial instruments approximates fair value. The carrying value of cash and cash equivalents, distribution fees receivable, prepaid expenses, receivable from affiliate, payable to affiliates, accrued expenses, and other liabilities approximates fair value due to their short maturity.

(3) Related Party Transactions

The payable to affiliates includes cash to be paid to AllianzGI LP and subsidiaries in connection with expenses paid on behalf of OCC.

(4) Net Capital Requirements

OCC is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2004, OCC had net capital of $833,642 which was $808,642 in excess of its required net capital of $25,000. OCC's ratio of aggregate indebtedness to net capital was 0.04-to-1.

OCC DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004

Net capital:		
Capital	$	897,912
Deductions and/or charges:		
Nonallowable assets:		
Other nonallowable assets		53,146
Net capital before haircuts on securities positions		844,766
Haircuts on securities:		
Money market funds		11,124
Net capital	$	833,642
Computation of basic net capital requirement:		
Aggregate indebtedness	$	31,163
Ratio of aggregate indebtedness to net capital		0.04-to-1
Minimum net capital required (the greater of $25,000 or 6-2/3% of aggregate indebtedness)	$	25,000
Excess net capital		808,642

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2004 computed by OCC Distributors LLC in its Form X-17a-5, Part IIA filed with NASD Regulation, Inc. on January 25, 2005 does not differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying independent auditors' report.

OCC DISTRIBUTORS LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

OCC DISTRIBUTORS LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on
Internal Accounting Control Required by SEC Rule 17a-5

The Managing Member
OCC Distributors LLC:

In planning and performing our audit of the financial statements and supplemental schedules of OCC Distributors LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by Rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that

11

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2005